Exhibit 3.02

STATE OF DELAWARE
CERTIFICATE of CORRECTION
OF
TOUCHPOINT GROUP HOLDINGS INC.

Touchpoint Group Holdings Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

1.	The name of the corporation is Touchpoint Group Holdings Inc.

2.	A Certificate of Designation of the corporation was filed by the Secretary of State of Delaware on August 16, 2022, establishing a class of Series C Convertible Preferred Stock. Said Certificate of Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect in the Certificate of Designation to be corrected by this filing is the price at which the Series C Convertible Preferred Stock may be converted into common stock. Due to a clerical error, the Conversion Price was stated to be $0.15 per share when the Conversion Price approved by the Board of Directors was in fact $0.0015 per share.

4.	To effectuate this correction, the second sentence of Section 6, subsection (a) of the Certificate of Designation is hereby amended and restated to read in its entirety as follows:

“Conversion Price” means, with respect to each share of Series C Preferred Shares, $0.0015, as adjusted pursuant to the terms hereof; provided that the Series C Preferred Shares may not be converted unless and until there are a sufficient number of shares of Common Stock available for issuance after taking into account the number of shares of Common Stock then authorized and the number of shares of Common Stock reserved for issuance upon exercise or conversion of all outstanding securities then exercisable for or convertible into shares of Common Stock .

IN WITNESS WHEREOF, the corporation has caused this Certificate of Correction to be signed by its duly authorized officer as of the 23rd day of August, 2022.

Touchpoint Group Holdings Inc.

By:	/s/ Mark White
Mark White President and Chief Executive Officer